SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2010
DIVISION OF MARKET REGULATION


10032934

SECURI[illegible] [illegible]SSION
[illegible]ngton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Securities US Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wood Street
(No. and Street)

London (City) England (State) EC2V7AN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Toby Raincock 011-44-207-071-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

[illegible]HECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

[illegible]ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Evolutio(.urities US Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 1,993,304
Cash segregated under federal and other regulations	5,623
Due from broker dealer and clearing organization	268,866
Prepaid expenses	8,909
Prepaid and refundable income taxes	117,261
Property and equipment, net	209,409
Deferred tax asset	164,000
Other assets	22,098
Total assets	$ 2,789,470
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 90,459
Due to parent	613,073
Total liabilities	703,532
Subordinated borrowings	2,000,000
Stockholders' equity	
Common stock, no par value; 100 shares authorized, issued and outstanding	1,000
Additional paid-in capital	300,498
Accumulated deficit	(174,819)
Accumulated other comprehensive loss	(40,741)
Total stockholders' equity	85,938
Total liabilities and stockholders' equity	$ 2,789,470

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Evolution Securities US Inc. (the "Company") was organized on October 3, 1990, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Evolution Securities Ltd. ("Parent"), a foreign corporation.

The Company routes orders, primarily from its U.S. institutional customers, for execution in foreign markets. The Company clears its securities transactions primarily through its parent company, a foreign broker dealer, on a RVP/DVP basis. In addition, the Company distributes third party research for its affiliated entities.

During 2009, the Company expanded its operations and product line to offer fixed income securities and has opened additional offices in New York and Boston.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Comprehensive Income
Comprehensive income has been calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification for *Foreign Currency*. Total comprehensive gain for the year ended December 31, 2009 amounts to $10,867 and is included as a component of stockholder's equity.

Foreign Currency Translation Adjustment
Accounts on the statement of financial condition are translated at the exchange rate in effect at year-end and accounts on the statement of operations are translated at the average rates of exchange prevailing during the year. Transaction gains and losses are included in the statement of operations and translation adjustments are recorded as a separate component of stockholders' equity.

The Company's functional currency is the British Pound Sterling and its reporting currency is the U.S. Dollar.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful life of the assets, which is three years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Cash of $5,623 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Property and Equipment, Net

Property and equipment consist of the following:

Computer Equipment	$ 242,613
Accumulated Depreciation	(33,204)
	$ 209,409

5. Subordinated Borrowing

On December 13, 2009, FINRA approved a subordinated loan agreement between the Company, as borrower, and the Evolution Securities Ltd., as lender, in the principal amount of $2,000,000. The loan bears interest at 5% per annum and matures on December 31, 2012.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's ("SEC") uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Due to Parent

Amounts due to parent are non-interest bearing and due on demand.

7. Income Taxes

The Company has available a net operating loss carryforward amounting to approximately $225,000, expiring in 2029, to offset future taxable income.

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes. These temporary differences arise primarily from prepaid expenses, and accrued expenses and other liabilities. The Company also recognizes depreciation in different reporting periods for tax purposes than for financial statement reporting purposes. In addition the Company has a deferred tax asset as a result of the future benefit expected to arise as a result of a net operating loss carryforward.

The net deferred tax asset and liability at December 31, 2009, consists of the following:

Deferred tax asset	$ 175,200
Deferred tax liability	(11,200)
Net deferred tax asset	$ 164,000

8. Agent Settlement and Expense Sharing Agreements

The Company operates principally through its agent settlement and expense sharing agreements with its Parent. The agreements provide for the Company to pay allocable charges for wages and salaries, insurance, market data, systems, communications, travel, marketing and miscellaneous other direct transaction costs associated with its agency trading. The Company also pays execution, clearance and settlement charges on a per transaction basis. In addition, the Company pays a management group recharge and support charge to its Parent. At December 31, 2009, this charge amounted to $351,440.

9. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $250,000 with the clearing broker. The deposit is included in due from broker dealer and clearing organization.

10. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $1,564,261, which exceeded the required minimum net capital of $100,000 by $1,464,261. Aggregate indebtedness at December 31, 2009 totaled $703,532. The ratio of aggregate indebtedness to net capital was .45 to 1.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. In addition, the Company maintains cash at a United Kingdom bank in excess of FSCS insured limits and is exposed to credit risk resulting from that concentration.

12. Subsequent Events

The Company performed its search for subsequent events through February 26, 2010, the date on which the financial statement was available for issuance.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Evolution Securities US Inc.

We have audited the accompanying statement of financial condition of Evolution Securities US Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Securities US Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2010